Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

May 20, 2021.

Item 3	News Release

On May 20, 2021, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On May 20, 2021, the Company completed its previously announced bought deal offering (the “Offering”) of 6,100,000 common shares of the Company, for gross proceeds of $25,010,000.

Item 5	Full Description of Material Change

On May 20, 2021, the Company completed the Offering for gross proceeds of $25,010,000. The Offering was conducted by way of a short form prospectus dated May 18, 2021, through a syndicate of underwriters led by BMO Nesbitt Burns Inc., and included Canaccord Genuity Corp., H.C. Wainwright & Co., LLC, TD Securities Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”), pursuant to which the Company issued a total of 6,100,000 common shares (the “Offered Shares”) at a price of C$4.10 per Offered Share (the “Offering Price”).

Pursuant to an underwriting agreement dated May 10, 2021 among the Company and the Underwriters, the Company granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of number of Offered Shares sold under the Offering to cover over-allotments, if any, and for market stabilization purposes.

The Company intends to use the net proceeds of the Offering to fund future purchases of royalties, streams and similar interests and purchases of physical uranium, and for working capital.

Uranium Energy Corp. (“UEC”), an insider of the Company, purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares. UEC acquired such Offered Shares, on the same terms as the Offering, in order to retain its proportionate ownership interest in the Company. After completion of the Offering, UEC holds approximately 18.12% of the issued and outstanding common shares of the Company.

The issuance of Offered Shares to UEC constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of Offered Shares to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The Board has approved the Offering, the related party transaction with UEC and all ancillary matters. The Company did not file this material change report 21 days prior to closing of the Offering, as the aforementioned insider participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man
Chief Financial Officer
Phone: 604-396-8222

Item 9	Date of Report

May 20, 2021.